Exhibit 99.2
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax

NOVA Chemicals Reports 2013 Second Quarter Results
For immediate release, Friday, August 2, 2013, Calgary, Alberta, Canada

A Strong First Half and Record Quarterly Polyethylene Sales
Second Quarter 2013 Results
In the second quarter of 2013, we generated a profit of $201 million compared to profit of $186 million for the second quarter of 2012. The increase was primarily due to lower finance costs in the second quarter of 2013. For the six months ended June 30, 2013, we generated profit of $386 million, compared to profit of $374 million for the six months ended June 30, 2012. The year-over-year increase was primarily due to increased operating profit in the Corunna Olefins and Polyethylene segments, partially offset by lower operating profit in the Joffre Olefins segment.
The Olefins/Polyolefins business unit generated $328 million of operating profit in the second quarter of 2013 versus operating profit of $338 million in the second quarter of 2012. The decrease was primarily due to lower margins in the Joffre Olefins and Corunna Olefins segments, offset somewhat by higher margins and increased sales volumes in the Polyethylene segment. For the six months ended June 30, 2013, the business unit generated operating profit of $664 million compared to operating profit of $643 million for the six months ended June 30, 2012. The increase was primarily due to improved margins in the Corunna Olefins and Polyethylene segments and increased sales volumes in the Polyethylene segment, partially offset by lower margins in the Joffre Olefins segment.
The Performance Styrenics segment reported operating profit from continuing operations of nil in the second quarter of both 2013 and 2012. For the six months ended June 30, 2013, the segment generated operating profit from continuing operations of nil compared to $5 million for the six months ended June 30, 2012. The year-over-year decline was primarily due to higher feedstock costs that were somewhat offset by higher sales prices.
Highlights
On July 30, 2013, we closed our offering of $500 million 5.25% senior notes due 2023. The net proceeds of the offering were used to purchase $279 million of our outstanding $350 million 8.375% senior notes due 2016 that were tendered pursuant to a cash tender offer and consent solicitation and to pay related transaction fees and expenses. The remainder will be used for general corporate purposes, which may include, among other things, the repurchase, redemption or other acquisition of any of the 8.375% senior notes due 2016 that were not tendered in the tender offer.
On June 7, 2013, we held the official groundbreaking event for the PE1 Expansion to celebrate a growth milestone at our Joffre, Alberta complex. This event marked the official start of the construction phase of the Polyethylene 1 (“PE1”) Expansion Project – a key component of our NOVA 2020 growth strategy of adding value to emerging cost-competitive feedstocks and to support growing North American polyethylene demand.
Financial Highlights
These highlights should be read in conjunction with our unaudited interim consolidated financial statements as of and for the three and six months ended June 30, 2013 and our audited consolidated financial statements and management discussion and analysis for the year ended December 31, 2012 contained in our annual report on Form 20-F. On January 1, 2013, we adopted certain new and amended International Financial Reporting Standards ("IFRS"), which were required to be applied retrospectively. Refer to Note 2 of our unaudited interim condensed consolidated financial statements as of and for the three and six months ended June 30, 2013 for details of the new and amended IFRSs and impacts to our consolidated financial statements.

	Three Months Ended		Six Months Ended
(millions of U.S. dollars)	June 30 2013	June 30 2012	June 30 2013	June 30 2012
		Restated (1)		Restated (1)
Revenue	$1,370	$1,421	$2,621	$2,762

Operating profit from the businesses from continuing operations	$328	$338	$664	$648
Corporate costs	(41)	(50)	(87)	(75)
Operating profit from continuing operations	$287	$288	$577	$573

Profit for the period	$201	$186	$386	$374

Cash provided by operating activities	$371	$400	$417	$632

(1)	Restated for new and amended IFRSs adopted January 1, 2013.

NOVA Chemicals' 2013 second quarter earnings report can be viewed on the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml or on NOVA Chemicals' website at www.novachemicals.com.

NOVA Chemicals will host a conference call, Friday, August 2, 2013 at 11:30 a.m. ET (9:30 a.m. MT). The dial-in number for this call is (416) 340-8061 (passcode 4167505) and the replay number is (905) 694-9451 (passcode 4167505). The call is available on the internet at http://www.novachem.com/pages/financials-investor/financials-investor.aspx.

Media and Investor inquiries, please contact:
Pace Markowitz
Director, Communications
Tel: 412.490.4952
E-mail: markowp@novachem.com

About NOVA Chemicals
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of International Petroleum Investment Company (“IPIC”) of the Emirate of Abu Dhabi, United Arab Emirates.

is a registered trademark of NOVA Brands Ltd.; authorized use.
Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada.

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